Mail Stop 3561

September 18, 2007

Steven Santo
Chief Executive Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, FL 33762

Re: Avantair, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 7, 2007
File No. 333-142312

Dear Mr. Santo,

We have reviewed your responses to the comments in our letter dated August 13, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Summary Consolidated Financial Data, page 4

1.   We note that you present selected financial data for the last three fiscal years. Please revise to include the selected financial data as of and for the year ended June 30, 2004. See Item 301 of Regulation SK.

Capitalization, page16

2.   Your total capitalization as of June 30, 2007 of $6,601,546 appears to be in error and should be $11,013,834 based on the debt and stockholders' equity amounts reflected in the table. Please revise to correct this error.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 25

3.   We note your disclosure that net cash used in operating activities totaled $17.2 million for the fiscal year ended June 30, 2007 compared to net cash provided by operating activities of $3.6 million for the year ended June 30, 2006. However, we

do not believe that your disclosure adequately discusses the reasons for the substantial change in net cash provided by/used in operations between the two periods. Please revise to provide a more detailed explanation for the change in cash flows from operating activities. This discussion should not merely restate information that is obvious from reviewing the financial statements. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003,

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-13
Long-Lived Assets, page F-14

4.   We note that your disclosure of how you evaluate goodwill and other long-lived assets for impairment has been significantly reduced from the disclosure in the notes to the financial statements for the year ended June 30, 2006, as included in Amendment #2 to your Form S-1. Please revise to include the more substantial disclosure which discusses how you evaluate goodwill and other long-lived assets for impairment and the method and significant assumptions used by the company in the impairment analysis for each period presented. Your disclosure should be similar to that included in the overview section of MD&A on page 17 and 18.

Property and Equipment, page F-15

5.   We note your disclosure that aircraft are depreciated over a useful life of 7 years. Please explain to us why this useful life differs from the 5 year useful life of aircraft disclosed in the notes to the financial statements for the year ended June 30, 2006, as included in Amendment #2 to your Form S-1. If you have made a change in estimate, please revise to include the disclosures required by SFAS No. 154.

Exhibits

6.   Please file the new note agreement with CNM, Inc. as a material exhibit.

Other

7.   The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

8.   Provide a currently dated consent from the independent public accountant in any future amendments.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: William Haddad, Esq.
        DLA Piper US LLP
        via facsimile: (212) 884-8498